SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the quarter July 31, 2002

                       CANADIAN IMPERIAL BANK OF COMMERCE
                 (Translation of registrant's name into English)

                                 Commerce Court
                                Toronto, Ontario
                                 Canada M5L 1A2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F  __                       Form 40-F  X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                           Yes []                No [X]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            CANADIAN IMPERIAL BANK OF COMMERCE

Date: September 5, 2002             By: /s/ Valerie K. Pettipas
                                        -----------------------------
                                        Name: Valerie K. Pettipas
                                        Title: Assistant Corporate Secretary

                                    By: /s/ Allen J. Logue
                                        -----------------------------
                                        Name: Allen J. Logue
                                        Title: Vice President

                                 Certifications

In connection with the Third Quarter Report of Canadian Imperial Bank of Commerce (the "Bank") filed under cover of a Form 6-K for the period ended July 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, JOHN S. HUNKIN, Chairman and Chief Executive Officer of the Bank, certify that:

         (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

                                        /s/ John S. Hunkin
                                        -----------------------------
                                        JOHN S. HUNKIN
                                        Chairman and Chief Executive Officer
September 5, 2002



In connection with the Third Quarter Report of Canadian Imperial Bank of Commerce (the "Bank") filed under cover of a Form 6-K for the period ended July 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, TOM D. WOODS, Executive Vice President and Chief Financial Officer of the Bank, certify that:

         (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

                                        /s/ Tom D. Woods
                                        -----------------------------
                                        TOM D. WOODS
                                        Executive Vice President and
                                        Chief Financial Officer
September 5, 2002